
SEC MAIL PROCESSING
RECEIVED
APR 26 2002
WASH, D.C.
154
SECTION


02004762

Se mmission
Washington, D.C. 20549

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SEC FILE Number
8-24385

Annual Audited Report
Form X-17A-5A
Part III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

DST Securities, Inc.

Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box)

333 West 11th Street 5th Floor
(No. and Street)

Kansas City (City) **MO** (State) **64105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. O'Neal **816/435-5301**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1055 Broadway, 10th Floor (Address) **Kansas City** (City) **MO** (State) **64105** (Zip Code)

CHECK ONE:

[XX] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DST Securities, Inc.
Index
December 31, 2001 and 2000

Page

NOTE: Statement of Changes in Liabilities Subordinated to Claims of Creditors has been omitted as DST Securities, Inc. had no such liabilities during the periods covered by this financial report.

NOTE: Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3 and Information Relating to the Possession or Control Requirements under Rule 15c-3-3 has been omitted as DST Securities, Inc. is exempt based upon section (k)(2)(ii) of Rule 15c-3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City MO 64105-1595
Telephone (816) 472 7921
Facsimile (816) 218 1890

Report of Independent Accountants

To the Board of Directors and
Stockholder of
DST Securities, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of DST Securities, Inc. (a wholly-owned subsidiary of DST Systems, Inc.) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the DST Securities, Inc. management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2002

DST Securities, Inc.
Balance Sheet
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 396,891	$ 413,639
Accounts receivable	542,551	19,732
Income taxes recoverable	25,466	14,253
Total assets	$ 964,908	$ 447,624
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$ 573,565	$ 45,061
Stockholder's equity (Note 3):		
Common stock, $1 par, 30,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	49,900	49,900
Retained earnings	341,343	352,563
Total stockholder's equity	391,343	402,563
Total liabilities and stockholder's equity	$ 964,908	$ 447,624

The accompanying notes are an integral part of these financial statements.

DST Securities, Inc.
Statement of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 2,039,381	$ 172,685
Interest and dividends	15,371	24,961
	2,054,752	197,646
Expenses:		
Commissions (Note 1)	1,529,456	130,159
Clearance charges	509,697	42,118
Miscellaneous	35,924	19,177
	2,075,077	191,454
Income (loss) before income taxes	(20,325)	6,192
Provision (benefit) for income taxes (Note 4)	(9,105)	2,650
Net income (loss)	$ (11,220)	$ 3,542

The accompanying notes are an integral part of these financial statements.

DST Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 1999	$ 100	$ 49,900	$ 349,021	$ 399,021
Net income			3,542	3,542
Balance, December 31, 2000	100	49,900	352,563	402,563
Net loss			(11,220)	(11,220)
Balance, December 31, 2001	$ 100	$ 49,900	$ 341,343	$ 391,343

The accompanying notes are an integral part of these financial statements.

DST Securities, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (11,220)	$ 3,542
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts payable and accrued expenses	528,504	(305,091)
Accounts receivable	(522,819)	312,260
Income taxes recoverable	(11,213)	(10,865)
Net cash used in operating activities	(16,748)	(154)
Beginning of year cash and cash equivalents	413,639	413,793
End of year cash and cash equivalents	$ 396,891	$ 413,639

The Company paid to DST Systems, Inc. $2,108 and $13,515 for income taxes in 2001 and 2000, respectively (see Note 2).

The accompanying notes are an integral part of these financial statements.

1. Description of the Company

DST Securities, Inc. (the Company) was incorporated under the laws of the State of Missouri in 1979 as a securities broker/dealer. The Company's registration with the Securities and Exchange Commission became effective in January 1980.

The Company is a wholly-owned subsidiary of DST Systems, Inc. (DST). During 2001 and 2000, the Company made payments to DST based upon a percentage of commissions from affiliated and unaffiliated customers. These amounts are included in the financial statements as commissions expense. Commissions earned from affiliated customers accounted for 100% of the Company's total commission revenues in 2001 and 2000.

DST provides administrative services and office space to the Company at no charge. Accounts payable and accrued expenses include commission expense, miscellaneous expenses and income taxes payable, as applicable, to DST.

2. Significant accounting policies

Use of estimates

In conformity with accounting principles generally accepted in the United States of America, management has made estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Commission income and expense

Commission income and expense are recorded on a settlement date basis. Amounts recorded approximate amounts which would have been recorded on a trade date basis.

Income taxes

Provisions for income tax expense are based on the tax effects of transactions which are included in the determination of pretax accounting income. The Company computes income tax expense and income taxes currently payable/receivable (to DST) under an intercompany tax allocation policy which approximates the separate return method.

Cash and cash equivalents

All short-term investments with an original maturity of generally three months or less are considered to be cash equivalents. Cash equivalents generally represent money market funds which are carried at market, which approximates cost.

3. Net capital requirements

Under rules of the Securities and Exchange Commission, a broker/dealer who does not generally carry customer accounts and acts as an introducing broker or dealer must maintain minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital of not more than 15:1. The Company's net capital (as defined) was $383,407 and $394,298 at December 31, 2001 and 2000, respectively, and the ratio of aggregate indebtedness to net capital was 1.50:1 and .11:1 at December 31, 2001 and 2000, respectively.

4. Income taxes

The differences between the Company's effective tax rate and the federal statutory rate for 2001 and 2000 are principally due to state and local income taxes net of the related federal income tax benefit (including the tax effect of state tax exempt income).

DST Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2001 **Schedule I**

Computation of net capital	
Total stockholder's equity	$ 391,343
Less - haircuts on money market funds	7,936
Net capital	$ 383,407
Computation of aggregate indebtedness	
Total liabilities	$ 573,565
Computation of basic net capital requirements	
Minimum net capital required - 6 2/3% of aggregate indebtedness	$ 38,238
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 38,238
Net capital in excess of requirement	345,169
Net capital	$ 383,407
Ratio of aggregate indebtedness to net capital	1.50:1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 525,648
Audit adjustment to remove excess tax benefit	(134,305)
Audit adjustment to include haircut on money market fund	(7,936)
Net capital per above	$ 383,407

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City MO 64105-1595
Telephone (816) 472 7921
Facsimile (816) 218 1890

Report of Independent Accountants

To the Board of Directors
and Stockholder of
DST Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of DST Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2002

DST Securities, Inc.

Report and Financial Statements with Supplementary Schedule
December 31, 2001 and 2000

DST Securities, Inc.
333 West Eleventh Street, 5th Floor
Kansas City, Missouri 64105

OATH OF AFFIRMATION

I, John T. O'Neal, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of DST Securities, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President
Title

SWORN TO BEFORE ME THIS 28th DAY OF FEBRUARY 2002.



Notary Public


GEORGIA K. KELLOGG
Notary Public - Notary Seal
State of Missouri
Clay County
My Commission Expires Jul 13, 2005